SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 2) *

                             Osteotech, Inc.
                            (Name of Issuer)

                       Common Stock, Par Value $.01
                      (Title of Class of Securities)

                              688582105
                             (CUSIP Number)

                            Arthur Goetchius
     300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9395
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                              June 13, 1996
          (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       PAGE 1 OF 22 PAGES

    13D
CUSIP No. 688582105
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                        EGS Associates, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                       -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                       54,292
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              54,292
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              54,292
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              .70%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              PN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 2 OF 22 PAGES

13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             EGS Partners, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              164,392
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              192,149
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              192,149
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              2.48%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                              IA
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 3 OF 22 PAGES

13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Bev Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              32,167
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              32,167
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              32,167
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              .42%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              PN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 4 OF 22 PAGES

13D
CUSIP No. 688582105
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                 The Pharmaceutical/Medical Technology Fund, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              79,760
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              79,760
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              79,760
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              1.03%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              PN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 5 OF 22 PAGES

13D
CUSIP No. 688582105
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                 Jonas Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              16,980
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              16,980
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              16,980
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              .22%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              PN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 6 OF 22 PAGES

13D
CUSIP No. 688582105
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                 FK Trading Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              -0-
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              -0-
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              -0-
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              -0-
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                              PN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 7 OF 22 PAGES

      13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             William Ehrman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                       AF    OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              347,591
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              375,348
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              -0-
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              4.84%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 8 OF 22 PAGES

 13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Frederic Greenberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             AF   PF    OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              352,591
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              380,348
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              380,348
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              4.91%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 9 OF 22 PAGES

13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Frederick Ketcher
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             AF   PF    OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              5,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              347,591
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              5,000
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              375,348
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              380,348
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              4.91%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                      PAGE 10 OF 22 PAGES

13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Jonas Gerstl
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             AF   OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              347,591
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              375,348
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              375,348
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              4.84%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 11 OF 22 PAGES

13D
CUSIP No. 688582105
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             James McLaren
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             AF   OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              347,591
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              375,348
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              375,348
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              4.84%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 12 OF 22 PAGES

     The initial Schedule 13D (the "Schedule 13D"), of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company and a registered investment adviser ("EGS Partners"), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), (iv) Pharmaceutical/Medical Technology Fund, L.P., a Delaware limited partnership ("Pharm Fund"), (v) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (vi) FK Trading Partners, L.P., a Delaware limited partnership ("FK Trading"), (vii) William Ehrman, (viii) Frederic Greenberg, (ix) Frederick Ketcher, (x) Jonas Gerstl, and (xi) James McLaren, relating to the common stock, par value $.01 per share (the "Common Stock"), issued by Osteotech, Inc. (the "Company"), is hereby amended by this Amendment No. 2 as follows:

ITEM 1. SECURITY AND ISSUER.

     No change.

ITEM 2. IDENTITY AND BACKGROUND.

     No change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended and restated in its entirety as follows: the net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas Fund, Ltd ("EGS Overseas")), Bev Partners, Pharm Fund, and Jonas
Partners   is   approximately  $301,004,  $1,072,408,   $178,653,
$424,651, and $93,861, respectively.
     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by a member of Mr. Greenberg's immediate family is approximately $25,000.
     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher is approximately $27,175.
     Messrs. Ehrman, Gerstl and McLaren currently own no shares of Common Stock.
     The shares of Common Stock purchased by each of EGS
Associates, EGS Overseas,
Bev Partners, Pharm Fund, Jonas Partners and FK Trading were purchased with the investment capital of the respective entities and the shares of Common Stock purchased by EGS Partners were purchased with investment capital of each discretionary account under management of EGS Partners. The shares of Common Stock purchased by Messrs. Greenberg and Ketcher were purchased with personal funds.
     The shares of Common Stock beneficially owned by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Bev Partners, Pharm Fund, Jonas Partners, and FK Trading are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at Bear Stearns & Co. Inc., and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Non-margin accounts are maintained at Bankers Trust Company and The Chase Manhattan Bank, N.A. The shares owned by Mr. Greenberg are held in an account maintained at Goldman, Sachs & Co. or are beneficially owned by a member of his immediate family. The shares owned by Mr. Ketcher are held in his various accounts maintained at Bear Stearns & Co. Inc. Currently, the interest rate charged on such various margin accounts is approximately 6.25% per annum.

ITEM 4. PURPOSE OF TRANSACTION.

     No change.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended and restated in its entirety as follows:

          (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 7,749,121 shares outstanding, which is the total number of shares of Common Stock outstanding as of April 30, 1996, as reflected in the company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended March 31, 1996 (which is the most recent Form 10-Q on file).

          As of the close of business on June 13, 1996:

          (i) EGS Associates owns beneficially 54,292 shares of Common Stock, constituting less than 1% of the shares outstanding.
          (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 192,149 shares purchased for discretionary accounts managed by it, other than EGS Overseas, constituting approximately 2.48% of the shares outstanding.
          (iii) Bev Partners owns beneficially 32,167 shares of Common Stock, constituting less than 1% of the shares outstanding.
          (iv) Pharm Fund owns 79,760 shares of Common Stock, constituting approximately 1.03% of the shares outstanding.

                       PAGE 13 OF 22 PAGES

          (v) Jonas Partners owns 16,980 shares of Common Stock, constituting less than 1% of the shares outstanding.
          (vi) FK Trading owns no shares of Common Stock.
          (vii) Mr. Greenberg owns beneficially through ownership by a member of his immediate family, 5,000 shares of Common Stock, constituting less than 1% of the shares outstanding.
          (viii) Mr. Ketcher owns directly 5,000 shares of Common Stock, constituting less than 1% of the shares outstanding.
          (ix) Messrs. Ehrman, Gerstl and McLaren own directly no shares of Common Stock.
          By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 54,292 shares beneficially owned by EGS Associates, the 192,149 shares beneficially owned by EGS Partners, the 32,167 shares beneficially owned by Bev Partners, the 79,760 shares beneficially owned by Pharm Fund, and the 16,980 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, Pharm Fund, Jonas Partners, and FK Trading are aggregated, they total 375,348 shares of Common Stock, constituting approximately 4.84% of the shares outstanding.
          (viii) In the aggregate, the Reporting Persons beneficially own a total of 385,348 shares of Common Stock, constituting approximately 4.93% of the shares outstanding.

          (b) (i) Each of EGS Associates, EGS Partners (with respect to shares of EGS Overseas and other discretionary accounts), Bev Partners, Jonas Partners, Pharm Fund and FK Trading has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.
               (ii) Mr. Ketcher has the sole power to vote and dispose of the shares owned directly by him. Mr. Greenberg has shared power to vote and dispose of the shares owned by a member of his immediate family.

          (c)  The trading dates, number of shares of Common
Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to June 14, 1996 until June 14, 1996 by EGS Associates, EGS Partners (excluding
EGS Overseas), EGS Overseas, Pharm Fund, Bev Partners, Jonas Partners, and FK Trading, are set forth in Schedules A, B, C, D, E, F, and G, respectively, and were all effected in the over-the-counter market. During such period, Messrs. Ehrman, Greenberg, Ketcher, Gerstl, and McLaren, did not enter into any transactions in the Common Stock.

          (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

          (e) As of June 13, 1996, the Reporting Persons no longer beneficially own 5% or more of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONASHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
     No change.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     No change.

                       PAGE 14 OF 22 PAGES

                           SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  June 18, 1996              /s/ William Ehrman
                                   William Ehrman, individually
                                   and as member of EGS PARTNERS,
                                   L.L.C. and as general partner
                                   of each of EGS ASSOCIATES,
                                   L.P., BEV PARTNERS, L.P., THE
                                   PHARMACEUTICAL/MEDICAL
                                   TECHNOLOGY FUND, L.P., JONAS
                                   PARTNERS, L.P., and FK TRADING
                                   PARTNERS, L.P.

                                   /s/ William Ehrman
                                   William Ehrman, as Attorney-in-
                                   Fact for Frederic Greenberg,
                                   individually and as member of
                                   EGS PARTNERS, L.L.C. and as
                                   general partner of each of
                                   EGS ASSOCIATES, L.P., BEV
                                   PARTNERS, L.P., THE
                                   PHARMACEUTICAL/MEDICAL
                                   TECHNOLOGY FUND, L.P., JONAS
                                   PARTNERS, L.P. and FK TRADING
                                   PARTNERS, L.P.

                                   /s/ Frederick Ketcher
                                   Frederick Ketcher,
                                   individually and as member of
                                   EGS PARTNERS, L.L.C. and as
                                   general partner of each of
                                   EGS ASSOCIATES, L.P., BEV
                                   PARTNERS, L.P., THE
                                   PHARMACEUTICAL/MEDICAL
                                   TECHNOLOGY FUND, L.P., JONAS
                                   PARTNERS, L.P. and FK TRADING
                                   PARTNERS, L.P.

                                   /s/ William Ehrman
                                   William Ehrman, as Attorney-in-
                                   Fact for Jonas Gerstl,
                                   individually and as member of
                                   EGS PARTNERS, L.L.C. and as
                                   general partner of each of EGS
                                   ASSOCIATES, L.P., BEV
                                   PARTNERS, L.P.,  THE
                                   PHARMACEUTICAL/MEDICAL
                                   TECHNOLOGY FUND, L.P., JONAS
                                   PARTNERS, L.P. and FK TRADING
                                   PARTNERS, L.P.

                                   /s/ James McLaren
                                   James McLaren, individually
                                   and as member of EGS PARTNERS,
                                   L.L.C. and as general partner
                                   of each of EGS ASSOCIATES,
                                   L.P., BEV PARTNERS, L.P., THE
                                   PHARMACEUTICAL/MEDICAL
                                   TECHNOLOGY FUND, L.P., JONAS
                                   PARTNERS, L.P. and FK TRADING
                                   PARTNERS, L.P.


                       PAGE 15 OF 22 PAGES

                           Schedule A

                      EGS Associates, L.P.

                Transactions in the Common Stock

                                              Price Per Shar
  Date of           Number of                 (including
Transaction    Shares Purchased/(Sold)    Commissions, if any)


5/29/96              42,372                   $5.54
5/30/96             (10,825)                  $7.01



                       PAGE 16 OF 22 PAGES

                           Schedule B

                      EGS Partners, L.L.C.

                Transactions in the Common Stock

                                                      Price Per Share
  Date of              Number of                        (including
Transaction     Shares Purchased/(Sold)             Commissions, if any)


4/29/96                       2,690                         $6.98
4/30/96                       2,690                         $6.63
5/13/96                         538                         $6.56
5/29/96                     137,349                         $5.54
5/30/96                     (13,597)                        $7.01
5/31/96                     (10,000)                        $7.22
6/4/96                      (10,000)                        $7.19
6/11/96                      (5,000)                        $7.44


                       PAGE 17 OF 22 PAGES

                           Schedule C

                     EGS Overseas Fund, Ltd.

                Transactions in the Common Stock

                                                    Price per share
Date of                       Number of               (including
Transaction             Shares Purchased/(Sold)   Commissions, if any)

5/30/96                       (760)                         $7.01
5/31/96                       (3,815)                       $7.22




                       PAGE 18 OF 22 PAGES

                           Schedule D

        The Pharmaceutical/Medical Technology Fund, L.P.

                Transactions in the Common Stock

                                                      Price Per Share
  Date of                     Number of                 (including
Transaction              Shares Purchased/(Sold)    Commissions, if any)


4/29/96                       7,310                         $6.98
4/30/96                       7,310                         $6.63
5/13/96                       1,462                         $6.56
5/29/96                      21,830                         $5.54
5/30/96                     (15,903)                        $6.99



                       PAGE 19 OF 22 PAGES

                           Schedule E

                       Bev Partners, L.P.

                Transactions in the Common Stock

                                                     Price Per Share
  Date of                     Number of                (including
Transaction             Shares Purchased/(Sold)    Commissions, if any)


5/29/96                       24,212                        $5.54
5/30/96                       (6,415)                       $7.01




                       PAGE 20 OF 22 PAGES

                           Schedule F

                      Jonas Partners, L.P.

                Transactions in the Common Stock

                                                  Price Per Share
  Date of                     Number of                (including
Transaction            Shares Purchased/(Sold)    Commissions, if any)

5/29/96                        20,000                  $5.54
5/30/96                        (7,500)                 $6.99
6/6/96                         (2,500)                 $7.82
6/11/96                        (5,000)                 $7.44





                       PAGE 21 OF 22 PAGES

                           Schedule G

                    FK Trading Partners, LP

                Transactions in the Common Stock

                                                   Price Per Share
  Date of                     Number of              (including
Transaction            Shares Purchased/(Sold)   Commissions, if any)

4/30/96                        15,000                  $6.63
5/2/96                        (15,000)                 $6.75
5/29/96                        19,862                  $5.54
5/30/9                         (5,000)                 $7.57
5/31/96                        (5,000)                 $7.32
6/5/96                        (10,000)                 $7.69
6/6/96                         (2,500)                 $7.82
6/13/96                        (7,362)                 $7.75



                      PAGE 22 OF 22 PAGES